                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                        (AMENDMENT NO. ________________)*

                             V.I. TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   05/28/2003
             (Date of Event Which Required Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 917920 10 0                  13D                     PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard A. Charpie
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

      Not applicable                                                     (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                          [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
       NUMBER OF              7     SOLE VOTING POWER

        SHARES                      9,851,985 shares
                              --------------------------------------------------
      BENEFICIALLY            8     SHARED VOTING POWER

        OWNED BY                    5,882,353 shares
                              --------------------------------------------------
          EACH                9     SOLE DISPOSITIVE POWER

       REPORTING                    77,297 shares
                              --------------------------------------------------
        PERSON                10    SHARED DISPOSITIVE POWER

         WITH                       15,657,041 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,734,338 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.5% *
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN, HC
--------------------------------------------------------------------------------

*Based on 40,803,003 shares outstanding on June 5, 2003, as provided by the Issuer.

CUSIP NO. 917920 10 0                  13D                     PAGE 3 OF 7 PAGES


ITEM 1. SECURITY AND ISSUER.

Common Stock, $0.01 par value per share, of V.I. Technologies, Inc., 134 Coolidge Avenue, Watertown, MA 02472.

ITEM 2. IDENTITY AND BACKGROUND.

EXPLANATORY NOTE: The reporting person has previously reported his beneficial ownership of the securities of the issuer identified in Item 1 on Schedule 13G and amendments thereto. Due to an increase in the reporting person's beneficial ownership during calendar year 2000 (which resulting total beneficial ownership was reported by the reporting person on a Schedule 13G/A filed on February 13,
2001), the reporting person ceased to be entitled to use Schedule 13G. To transition the reporting person to Schedule 13D and to report the reporting person's current beneficial ownership of the securities of the issuer, the reporting person is filing this Schedule 13D reporting the reporting person's most recent acquisition of the issuer's securities, notwithstanding that the reported acquisition was pursuant to a registration statement on Form S-2 filed with the Securities and Exchange Commission and therefore exempt from the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Section 13(d)(6)(A) of the Exchange Act. The filing of this Schedule 13D does not indicate, and should not be construed to indicate, that the reporting person has made any change in the investment purpose or intent of its beneficial ownership of the securities of the issuer, and no such change in investment purpose or intent has occurred. As set forth in Item 4, the reporting person continues to hold his beneficial ownership of the securities for investment purposes.

(a) Name: Richard A. Charpie

(b) Business Address:    c/o Ampersand Ventures
                         55 William Street, Suite 240
                         Wellesley, MA 02481-4003

(c) Principal Occupation: The reporting person is an executive of Ampersand Venture Management LLC and related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

(d) The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

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CUSIP NO. 917920 10 0                  13D                     PAGE 4 OF 7 PAGES


The source of the funds used in the reported acquisition were Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, the record owners of the securities purchased in the reported acquisition.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for the four venture capital funds which are the record owners of the securities purchased in the reported acquisition, Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, to make additional investments in the issuer. Each of these four venture capital funds were equity owners of the issuer prior to the reported transaction. The reported acquisition was covered by a registration statement on Form S-2 filed by the issuer with the Securities and Exchange Commission on January 21, 2003 (as amended on January 24, 2003, February 19, 2003, March 31, 2003 and May 15, 2003).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate number and percentage of class beneficially owned:

The reporting person incorporates herein by reference his responses to (11) and
(13) on the cover page of this Schedule 13D.

The reporting person owns 65,955 shares in his individual capacity.

The reporting person may be attributed with beneficial ownership of 6,963,020 shares held by Ampersand 1995 Limited Partnership; 109,233 shares held by Ampersand 1995 Companion Fund Limited Partnership; 2,161,765 shares held by Ampersand 1999 Limited Partnership; 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership; 331,487 shares held by Ampersand 1994 Limited Partnership; 142,065 shares held by Ampersand 1994 Companion Fund Limited Partnership; 11,342 shares held by Ampersand Venture Management LLC; and 5,882,353 shares held by Precision Pharma Services, Inc.

The reporting person may be attributed with beneficial ownership of 23,000 shares (the "Option Shares") issuable upon exercise of options previously awarded to the reporting person under the issuer's Directors' Stock Option Plans, all of which options the reporting person has assigned to one or more of Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, Ampersand 1994 Limited Partnership and Ampersand 1994 Companion Fund Limited Partnership.

The reporting person is the Managing Partner of AMP-95 MCLP LLP, which is the General Partner of AMP-95 Management Company Limited Partnership, which is the General Partner of Ampersand 1995 Limited Partnership and Ampersand 1995 Companion Fund Limited Partnership. The reporting person is the Principal Managing Member of AMP-99 Management

CUSIP NO. 917920 10 0                  13D                     PAGE 5 OF 7 PAGES


Company Limited Liability Company, which is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. The reporting person is the Managing Partner of AMP-94 MCLP LLP, which is the General Partner of AMP-94 Management Company Limited Partnership, which is the General Partner of Ampersand 1994 Limited Partnership and Ampersand 1994 Companion Fund Limited Partnership. The reporting person is the sole owner of shares of beneficial interest of Ampersand Venture Management Trust, which is the sole member of Ampersand Venture Management LLC. Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, Ampersand 2001 Limited Partnership and Ampersand 2001 Companion Fund Limited Partnership collectively own a controlling equity interest in Precision Pharma Services, Inc. The reporting person is the Principal Managing Member of AMP-01 Management Company Limited Liability Company which is the General Partner of Ampersand 2001 Limited Partnership and Ampersand 2001 Companion Fund Limited Partnership.

(b) Number of shares as to which such person has:

      (i) Power to vote:

      The reporting person has sole power to vote or direct the vote of all of the shares of which he is the beneficial owner which are held by the reporting person directly, Ampersand 1999 Limited Partnership, Ampersand 1999 Companion Fund Limited Partnership, Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1994 Limited Partnership, Ampersand 1994 Companion Fund Limited Partnership and Ampersand Venture Management LLC.

      The reporting person shares the power to vote or direct the vote of the shares held by Precision Pharma Services, Inc. with the Board of Directors and duly authorized executive officers of Precision Pharma Services, Inc.

      (ii)Power to Dispose:

      The reporting person has sole power to dispose or direct the disposition of the 65,955 shares which the reporting person owns in his individual capacity, and the 11,342 shares held by Ampersand Venture Management LLC.

      The reporting person shares the power to dispose or direct the disposition of the 6,963,020 shares held by Ampersand 1995 Limited Partnership and the 109,233 shares held by Ampersand 1995 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Partners of AMP-95 MCLP LLP.

      The reporting person shares the power to dispose or direct the disposition of the 2,161,765 shares held by Ampersand 1999 Limited Partnership and the 44,118 shares held by Ampersand 1999 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company.

      The reporting person shares the power to dispose or direct the disposition of the 331,487 shares held by Ampersand 1994 Limited Partnership and the 142,065 shares held by Ampersand 1994 Companion Fund Limited Partnership with Charles D. Yie, Stuart A. Auerbach, Peter D. Parker and Robert Charpie, in each case in their respective capacities as Partners of AMP-94 MCLP LLP.

     The reporting person shares the power to dispose or direct the disposition of the 5,882,353 shares held by Precision Pharma Services, Inc. with Charles D. Yie, Stuart A. Auerbach, David J. Parker and Peter D. Parker, in each case in their respective capacities as Managing Members of AMP-99 Management Company Limited Liability Company and as Managing Members of AMP-01 Management Company Limited Liability Company, and with Marc J. L. Dulude in his capacity as a Managing Member of AMP-01 Management Company Limited Liability Company, and with the Board of Directors and duly authorized executive officers of Precision Pharma Services, Inc.

CUSIP NO. 917920 10 0                  13D                     PAGE 6 OF 7 PAGES


     The reporting person shares the power to dispose of or direct the disposition of the 23,000 Option Shares with some or all of Charles D. Yie, Stuart A. Auerbach and Peter D. Parker, in each case in their respective capacities as Partners of AMP-94 MCLP LLP and AMP-95 MCLP LLP and Managing Members of AMP-99 Management Company Limited Liability Company and AMP-01 Management Company Limited Liability Company and with Robert A. Charpie in his capacity as a Partner of AMP-94 MCLP LLP and with David J. Parker in his capacity as a Managing Member of AMP-99 Management Company Limited Liability Company.

Each of the persons with whom the reporting person shares dispositive power over any securities beneficially owned by the reporting person disclaim beneficial ownership of such securities pursuant to Exchange Act Rule 13d-4.

The Item 2 identifying information for Charles D. Yie, Stuart A. Auerbach, Peter D. Parker, Robert A. Charpie, David J. Parker and Marc J.L. Dulude, with whom the reporting person shares dispositive power, is as follows:

      Names: As set out above.

      Business Address of all such persons:

              c/o Ampersand Ventures
              55 William Street, Suite 240
              Wellesley, MA 02481-4003

      Principal Occupations: These persons are principals or executives of Ampersand Venture Management LLC and/or related entities engaged in venture capital investing with a shared business address of 55 William Street, Suite 240, Wellesley, MA 02481-4003.

      None of these persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      None of these persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      Citizenship: All of these persons are U.S. citizens.

(c) Transactions during the past 60 days.

The reported acquisition was of 3,166,667 shares purchased for $1.02 per share by Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership on May 28, 2003.

During the last 60 days, the reporting person also acquired beneficial ownership of 5,882,353 shares purchased for $1.02 per share by Precision Pharma Services, Inc. on June 3, 2003.

CUSIP NO. 917920 10 0                  13D                     PAGE 7 OF 7 PAGES


(d) Right to dividends or proceeds of sale.

The record owners of the securities beneficially owned by the reporting person (as described in response to Item 5(a)) are the only persons entitled to receive or direct the receipt of dividends on or proceeds of the sale of the securities beneficially owned by the reporting person.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reported acquisition was made pursuant to a Standby Purchase Agreement dated May 23, 2003 by and among the issuer and Ampersand 1995 Limited Partnership, Ampersand 1995 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership (the "Ampersand Standby Purchase Agreement").

The other acquisition described in Item 5(c) was made pursuant to a Standby Purchase Agreement dated May 22, 2003 by and between the issuer and Precision Pharma Services, Inc. (the "Precision Pharma Standby Purchase Agreement"). Precision Pharma Services, Inc. borrowed the funds to make the acquisition pursuant to an amendment to their existing credit agreement with Harris Trust and Savings Bank (the "Precision Pharma Credit Agreement Amendment"). Ampersand 2001 Limited Partnership guaranteed that indebtedness pursuant to a guaranty (the "Precision Pharma Guaranty"). Ampersand 2001 Companion Fund Limited Partnership, Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership have agreed to indemnify Ampersand 2001 Limited Partnership against portions of Ampersand 2001 Limited Partnership's obligations under the Precision Pharma Guaranty pursuant to a participation agreement to be substantially in the form attached hereto as Exhibit E (the "Participation Agreement").

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Ampersand Standby Purchase Agreement

Exhibit B: Precision Pharma Standby Purchase Agreement

Exhibit C: Precision Pharma Credit Agreement Amendment

Exhibit D: Precision Pharma Guaranty

Exhibit E: Participation Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2003
                                            /s/ Richard A. Charpie
                                    --------------------------------------------
                                                Richard A. Charpie

                                    Exhibit A

                           STANDBY PURCHASE AGREEMENT

This Standby Purchase Agreement (this "Agreement") is made and entered into this 23rd day of May 2003 by and between V.I. Technologies, Inc., a Delaware corporation (the "Company"), and Ampersand Ventures (the "Purchaser").

                                 R E C I T A L S

WHEREAS, the board of directors of the Company has authorized a distribution of rights (the "Rights") to purchase shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), to stockholders of record as of March 31, 2003 (the "Record Date"), where the qualified stockholders are referred to as "Rightsholders";

WHEREAS, the Company has granted to Rightsholders 0.87 rights for each share of Common Stock that Rightsholders own on the Record Date (the "Rights"), where each Right entitles the Rightsholder to a basic subscription privilege and an oversubscription privilege. The basic subscription privilege allows Rightsholders to purchase one (1) share of Common Stock for $1.02 per share (the "Exercise Price") per whole Right held, upon delivery of the required documents and payment of the Exercise Price per share, prior to the Expiration Date, as hereinafter defined (the "Basic Subscription Privilege"). The oversubscription privilege entitles Rightsholders to purchase shares of the Common Stock offered in the Rights Offering, as hereinafter defined, which are not purchased by other Rightsholders pursuant to such other Rightsholders' Basic Subscription Privileges (the "Oversubscription Privilege");

WHEREAS, pursuant to this distribution of the Rights, the Company has filed a registration statement on Form S-2 with the Securities and Exchange Commission ("the Commission") on January 21, 2003 (such registration statement, as amended January 24, 2003, February 19, 2002, March 31, 2003, and May 15, 2003 along with any supplements thereto, the "Registration Statement") in order to register 19,830,539 shares of Common Stock that may be purchased upon exercise of all of the Rights (the "Shares");

WHEREAS, on or prior to the date hereof, the Registration Statement has been declared effective by the Commission;

WHEREAS, the Rights will expire if the Rightsholders have not exercised the Rights and submitted the necessary documentation and payment for the Shares before the expiration date of the Rights Offering, which is May 23, 2003 (the "Expiration Date");

WHEREAS, the Purchaser, acting as a Rightsholder and through its exercise of the Basic Subscription Privilege and the Oversubscription Privilege, or, if not a Rightsholder, in the event that all of the Rightsholders do not exercise their Rights by the Expiration Date, agrees to exercise the unexercised Rights and/or purchase the remaining shares in the Rights Offering up to an aggregate maximum amount of shares of Common Stock as further described herein (the "Standby Shares");

WHEREAS, the issuance of the Rights, the offering of the Shares and the subscription and purchase of the Shares upon the terms described in the Prospectus, as hereinafter defined, including the purchase of the Standby Shares pursuant to this Agreement and other Standby Purchase Agreements, are herein collectively referred to as the "Rights Offering."

NOW, THEREFORE, in consideration of the several and mutual promises, agreements, covenants, understandings, undertakings, representations and warranties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree that the Recitals are true and correct and by this reference incorporated herein as if fully set forth, and the parties further covenant and agree as follows:

1. RIGHTS OFFERING; REGISTRATION OF THE COMMON STOCK

THE REGISTRATION STATEMENT HAS BEEN FILED WITH, AND DECLARED EFFECTIVE BY, THE COMMISSION. A COPY OF THE FINAL PROSPECTUS (THE "PROSPECTUS") AND, IF APPLICABLE, THE STANDBY PURCHASER SUPPLEMENT INCLUDED IN THE REGISTRATION STATEMENT AT THE TIME THE REGISTRATION STATEMENT BECAME EFFECTIVE, HAVE BEEN FURNISHED TO THE PURCHASER.

2. PURCHASE AND SALE.

2.01 The Purchaser and the Company hereby acknowledge and agree that the Company has entered into, or contemplates entering into, one or more additional standby purchase agreements (the "Standby Purchase Agreements") with certain other parties (together with the Purchaser, the "Standby Purchasers") on terms substantially similar to this Agreement, except that they may provide for the purchase of a different maximum number of Standby Shares and a different minimum number of Standby Shares.

2.02 Subject to the terms, conditions and limitations of this Agreement and to the availability of Shares after exercise of Rights in the Rights Offering, the Purchaser agrees to purchase from the Company, at the Exercise Price, up to the number of Shares stated on the signature page of this Agreement on the condition that the total amount of funding raised by the Company in the Rights Offering is equal to or in excess of $14,000,000.00

2.03 The unsubscribed shares available for issuance to Standby Purchasers shall be allocated (to the extent any allocation thereof is necessary) as nearly as possible to each Standby Purchaser on a pro rata basis among the Standby Purchasers based upon the number of Standby Shares subscribed for by each such Standby Purchaser, after giving effect to the limitations set forth herein.

2.04 The Purchaser acknowledges and agrees that, notwithstanding anything to the contrary herein contained or implied, the Company will not issue to the Purchaser shares of Common Stock in an amount which when aggregated with other shares of Common Stock purchased in the Rights Offering by the Purchaser would cause the total amount invested in the Rights Offering by the Purchaser to exceed US$3,230,000.34.

3. DELIVERY AND PAYMENT.

Upon receipt of notice from the Company as to the number of the Standby Shares as of the Expiration Date, the Purchaser agrees to pay for the Standby Shares on or before the third (3rd) business day following the Expiration Date, which date and time may be postponed by written agreement between the Purchaser and the Company (such date and time of delivery and payment for the Standby Shares being herein called the "Closing Date"). The Purchaser agrees that payment for the Standby Shares shall be delivered to the Company in cash or by check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the Company. The Company agrees to deliver stock certificates evidencing the Standby Shares to such location as the Purchaser shall reasonably designate within a reasonable period of time after receiving payment therefor.

4. AGREEMENTS AND CONSENTS OF PURCHASER

The Purchaser agrees with the Company that the Company may rely upon and disclose the terms of this Agreement. Purchaser consents to disclosures concerning Purchaser in the Prospectus and the Registration Statement and in any related filing or disclosures of the Company.

5. REPRESENTATIONS AND WARRANTIES OF COMPANY.

The Company represents and warrants to the Purchaser as follows:

5.01 FILINGS WITH THE COMMISSION. The Company has filed the Registration Statement with the Commission with respect to the Shares and the Registration Statement has been declared effective by the Commission.

5.02 AUTHORITY. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement; and this Agreement has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery of this Agreement by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except: (A) as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); and (B) as rights to indemnity and contribution hereunder may be limited by federal or state securities law and/or public policy.

5.03 DUE ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.04 VALID ISSUANCE. The Shares, when issued and delivered by the Company after payment therefor as contemplated hereby, will be validly issued, fully paid and nonassessable.

5.05 NO VIOLATION. Except as otherwise stated in the Prospectus or contemplated thereby, the execution and delivery of this Agreement, the issuance and delivery of the Rights and the Shares, the consummation of the Rights Offering and the consummation by the Company of the transaction contemplated in this Agreement, the Registration Statement and the Prospectus are not and will not result in violation of the Company's restated certificate of incorporation, bylaws, material agreements and applicable law.

5.06 COMPLETE REGISTRATION STATEMENT. The Registration Statement does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading.

6. REPRESENTATIONS AND WARRANTIES OF PURCHASER.

The Purchaser represents and warrants to the Company as follows:

6.01 OWNERSHIP. As of the date of this Agreement, the Purchaser beneficially owns the number of shares of Common Stock set forth on the signature page and does not have any short positions in the Common Stock.

6.02 AUTHORITY. The Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement; and this Agreement has been duly authorized, executed and delivered by the Purchaser and, assuming due execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except: (A) as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); and (B) as rights to indemnity and contribution hereunder may be limited by federal or state securities laws and/or public policy.

6.03 DUE ORGANIZATION.

(A) If the Purchaser is an individual, the Purchaser has full power and authority to perform his or her obligations under this Agreement.

(B) IF THE PURCHASER IS A CORPORATION, THE PURCHASER IS A CORPORATION DULY INCORPORATED, VALIDLY EXISTING AND IN GOOD STANDING UNDER THE LAWS OF ITS JURISDICTION OF INCORPORATION, WITH CORPORATE POWER AND AUTHORITY TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT.

(C) If the Purchaser is a trust, the trustee of the Purchaser has been duly appointed as trustee of the Purchaser with full power and authority to act on behalf of the Purchaser and to perform the obligations of the Purchaser under this Agreement.

(D) If the Purchaser is a partnership or limited liability company, the Purchaser is a partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full power and authority to perform its obligations under this Agreement.

6.04 NO VIOLATION. The execution, delivery and performance of this Agreement are not and will not result in violation of the Purchaser's certificate of incorporation, bylaws, material agreements and applicable law.

6.05 NO APPROVALS REQUIRED. The Purchaser is not required to obtain state, federal or foreign regulatory approvals, permits, licenses, or consents or waivers of other contractual or legal obligations in order to purchase its Standby Shares pursuant to Section 2 of this Agreement.

6.06 CASH RESOURCES. The Purchaser is not insolvent and has sufficient cash resources on hand to purchase the Standby Shares on the terms and conditions contained in this Agreement.

6.07 NO FEE OR COMMISSION. The Purchaser agrees that the Company is not required to pay any fee, commission or any other compensation to Purchaser as compensation for Purchaser's commitment hereunder.

6.08 NO CONTINGENCY. The Purchaser understands that its commitment under this Agreement is not contingent on the commitment of any other Rights Offering participant or on any minimum number of shares being issued in the Rights Offering.

6.09 NO AGREEMENTS WITH REGARD TO SHARES. The Purchaser has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or persons with respect to the securities of the Company, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

6.10. RESALE. The Purchaser acknowledges and agrees that the Company is issuing the Shares to the Purchaser in reliance on the rights offering prospectus exemption contained in National Instrument 45-101, and that, as a result, the Shares are subject to certain restrictions on resale in Canada. The Purchaser covenants and agrees that it will not resell any of the Shares in Canada, in contravention of such resale restrictions.

7. COVENANT.

The Company agrees with the Purchaser that it shall at all times reserve and keep available for issue upon the exercise of the Rights such number of authorized but unissued shares of Common Stock deliverable upon the exercise of the Rights as will be sufficient to permit the exercise in full of all Rights issued.

8. CONDITIONS TO OBLIGATIONS OF THE PURCHASER.

The obligations of the Purchaser to purchase the Standby Shares shall be subject to the performance by the Company of its obligations hereunder and to the following additional conditions:

8.01 TRUE AND CORRECT. The representations and warranties of the Company in this Agreement are true and correct in all material respects at and as of the Closing Date, with the same effect as if made at the Effective Date or on the Closing Date, as the case may be, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

8.02 NO STOP ORDER. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened.

9. CONDITIONS TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company shall be subject to the performance by the Purchaser of its obligations hereunder and to the following additional conditions:

9.01 TRUE AND CORRECT. The representations and warranties of the Purchaser in this Agreement are true and correct in all material respects at and as of the Closing Date, with the same effect as if made at the Effective Date or on the Closing Date, as the case may be, and the Purchaser has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

9.02 INFORMATION. The Purchaser has received from the Company and has reviewed carefully a copy of the Prospectus as well as the public documents filed in connection therewith through the date hereof, and except as set forth in this Agreement and in the Prospectus, the Purchaser is not relying on any information other than information contained in this Agreement or the Prospectus.

10. INDEMNIFICATION AND CONTRIBUTION.

10.01 INDEMNIFICATION BY THE COMPANY. The Company agrees that it shall indemnify and hold harmless the Purchaser from and against any and all loss, damage, liability, or expense including costs and reasonable attorneys' fees, that the foregoing may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by the Company herein, any breach of any of its representations and warranties or any failure on its part to fulfill any of the Company's covenants, agreements or obligations set forth herein.

10.02 INDEMNIFICATION BY THE PURCHASER. The Purchaser agrees that it shall indemnify and hold harmless the Company from and against any and all loss, damage, liability, or expense including costs and reasonable attorneys' fees, that the foregoing may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by the Purchaser herein, any breach of any of the Purchaser's representations and warranties or any failure on the Purchaser's part to fulfill any of the Purchaser's covenants, agreements or obligations set forth herein.

11. TERMINATION.

Notwithstanding any other provision of this Agreement, either of the parties hereto may terminate this Agreement (i) if the transactions contemplated hereby are not consummated by June 30, 2003 through no fault of the Purchaser or (ii) in the event that the Company is unable to obtain any required approvals for the transactions contemplated hereby to be undertaken by it on conditions reasonably satisfactory to it despite its reasonable efforts to obtain such approvals.

12. GENERAL PROVISIONS.

12.01 SUCCESSORS AND ASSIGNS. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the signatories hereto any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

12.02 GOVERNING LAW; VENUE. This Agreement shall be governed by and construed under the law of the Commonwealth of Massachusetts, disregarding any principles of conflicts of law that would otherwise provide for the application of the substantive law of another jurisdiction. The Company and the Purchaser each: (A) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the Massachusetts District Court, Suffolk County, or in the United States District Court for the District of Massachusetts; (B) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum; and (C) irrevocably consents to the jurisdiction of the Massachusetts District Court, Suffolk County, or the United States District Court for the District of Massachusetts in any such suit, action or proceeding. Each of the foregoing persons further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the Massachusetts District Court, Suffolk County, or in the United States District Court for the District of Massachusetts and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

12.03 COUNTERPARTS. This Agreement may be executed at different times and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.04 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

12.05 NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing, shall be sent by facsimile to the party to be notified and shall be deemed effectively given upon personal delivery to the party to be notified, or four days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified. Any notice to either party shall be sent to their respective facsimile numbers and addresses set forth on the signature pages hereof, or at such other facsimile number or address as a party may designate by ten (10) days' advance written notice to the other party.

12.06 ENTIRE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties.

12.07 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms. In addition, if any such provision, or any part thereof, is held to be unenforceable, the parties agree that the court, regulatory agency or other governmental body making such determination shall have the power to delete or add specific words or phrases, so that such provision shall then be enforceable to the fullest extent permitted by law.

12.08 NEUTRAL INTERPRETATION. This Agreement shall be construed in accordance with its intent and without regard to any presumption or any other rule requiring construction against the party causing the same to be drafted.

12.09 NO ASSIGNMENT. Unless otherwise provided for herein, this Agreement may not be assigned or otherwise transferred without the prior written consent of the other party.

                           [SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 23rd day of May 2003.

THE "COMPANY"                                         ADDRESS

V.I. Technologies, Inc.,                              134 Coolidge Avenue
a Delaware corporation                                Watertown, Massachusetts 02472
                                                      Facsimile: 617-923-2276
By:  /s/ Thomas T. Higgins
    ------------------------------
    Name: Thomas T. Higgins
    Title: Chief Financial Officer

THE "PURCHASERS"                                             ADDRESS

Ampersand 1995 Limited Partnership                           55 William Street, Suite 240
By: AMP-95 Management Company Limited                        Wellesley, MA  02481
Partnership, its General Partner
By:  AMP-95 MCLP LLP, its General Partner

By:  /s/ Richard A.Charpie
    ------------------------------
    Name: Richard A. Charpie
    Its:  Managing Partner

Ampersand 1995 Companion Fund Limited Partnership            55 William Street, Suite 240
By: AMP-95 Management Company Limited                        Wellesley, MA  02481
Partnership, its General Partner
By:  AMP-95 MCLP LLP, its General Partner

By:  /s/ Richard A. Charpie
    ------------------------------
    Name: Richard A. Charpie
    Its:  Managing Partner

Ampersand 1999 Limited Partnership                           55 William Street, Suite 240
By: AMP-99 Management Company Limited                        Wellesley, MA  02481
Liability Company, its General Partner

By:  /s/ Richard A. Charpie
    ------------------------------
    Name: Richard A. Charpie
    Its:  Principal Managing Member

Ampersand 1999 Companion Fund Limited Partnership            55 William Street, Suite 240
By: AMP-99 Management Company Limited                        Wellesley, MA  02481
Liability Company, its General Partner

By:  /s/ Richard A. Charpie
    ------------------------------
    Name: Richard A. Charpie
    Its:  Principal Managing Member

Number of shares of common stock Purchaser agrees to purchase (see Section
2.02):

3,166,667 (three million one hundred sixty six thousand six hundred sixty seven) shares to be allocated as follows: 1,933,333 shares to Ampersand 1995 Limited Partnership, 27,451 shares to Ampersand 1995 Companion Fund Limited Partnership, 1,181,765 shares to Ampersand 1999 Limited Partnership, and 24,118 shares to Ampersand 1999 Companion Fund Limited Partnership .

Number of shares of common stock beneficially owned by Purchaser as of the date of this Agreement (see Section 6.01):

----------------------

                                    EXHIBIT B

                           STANDBY PURCHASE AGREEMENT

This Standby Purchase Agreement (this "Agreement") is made and entered into this 22nd day of May 2003 by and between V.I. Technologies, Inc., a Delaware corporation (the "Company"), and Precision Pharma Services, Inc. (the "Purchaser").

                                R E C I T A L S

WHEREAS, the board of directors of the Company has authorized a distribution of rights (the "Rights") to purchase shares (the "Shares") of common stock, $0.01 par value per share (the "Common Stock"), to stockholders of record as of March 31, 2003 (the "Record Date"), where the qualified stockholders are referred to as "Rightsholders";

WHEREAS, the Company has granted to Rightsholders 0.87 rights for each share of Common Stock that Rightsholders own on the Record Date (the "Rights"), where each Right entitles the Rightsholder to a basic subscription privilege and an oversubscription privilege. The basic subscription privilege allows Rightsholders to purchase one (1) share of Common Stock for $1.02 per share (the "Exercise Price") per whole Right held, upon delivery of the required documents and payment of the Exercise Price per share, prior to the Expiration Date, as hereinafter defined (the "Basic Subscription Privilege"). The oversubscription privilege entitles Rightsholders to purchase shares of the Common Stock offered in the Rights Offering, as hereinafter defined, which are not purchased by other Rightsholders pursuant to such other Rightsholders' Basic Subscription Privilege (the "Oversubscription Privilege");

WHEREAS, pursuant to this distribution of the Rights, the Company has filed a registration statement on Form S-2 with the Securities and Exchange Commission (the "Commission") on January 21, 2003 (such registration statement, as amended January 24, 2003, February 19, 2002, March 31, 2003, and May 15, 2003 along with any supplements thereto, the "Registration Statement") in order to register 19,830,539 shares of Common Stock that may be purchased upon exercise of all of the Rights (the "Shares");

WHEREAS, on or prior to the date hereof, the Registration Statement has been declared effective by the Commission;

WHEREAS, the Rights will expire if the Rightsholders have not exercised the Rights and submitted the necessary documentation and payment for the Shares before the expiration date of the Rights Offering, which is May 23, 2003 (the "Expiration Date");

WHEREAS, the Purchaser, acting as a Rightsholder and through its exercise of the Basic Subscription Privilege and the Oversubscription Privilege, or, if not a Rightsholder, in the event that all of the Rightsholders do not exercise their Rights by the Expiration Date, agrees to exercise the unexercised Rights and/or purchase the remaining shares in the Rights Offering up to an aggregate maximum amount of shares of Common Stock as further described herein (the "Standby Shares");

WHEREAS, the issuance of the Rights, the offering of the Shares and the subscription and purchase of the Shares upon the terms described in the Prospectus, as hereinafter defined, including the purchase of the Standby Shares pursuant to this Agreement and other Standby Purchase Agreements, are herein collectively referred to as the "Rights Offering."

NOW, THEREFORE, in consideration of the several and mutual promises, agreements, covenants, understandings, undertakings, representations and warranties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree that the Recitals are true and correct and by this reference incorporated herein as if fully set forth, and the parties further covenant and agree as follows:

1.   RIGHTS OFFERING; REGISTRATION OF THE COMMON STOCK

The Registration Statement has been filed with, and declared effective by, the Commission. A copy of the final prospectus (the "Prospectus") and, if applicable, the standby purchaser supplement included in the Registration Statement at the time the Registration Statement became effective, have been furnished to the Purchaser.

2.   PURCHASE AND SALE.

2.01 The Purchaser and the Company hereby acknowledge and agree that the Company has entered into, or contemplates entering into, one or more additional standby purchase agreements (the "Standby Purchase Agreements") with certain other parties (together with the Purchaser, the "Standby Purchasers") on terms substantially similar to this Agreement, except that they may provide for the purchase of a different maximum number of Standby Shares and a different minimum number of Standby Shares.

2.02 Subject to the terms, conditions and limitations of this Agreement and to the availability of Shares after exercise of Rights in the Rights Offering, the Purchaser agrees to purchase from the Company, at the Exercise Price, up to the number of Shares stated on the signature page of this Agreement on the condition that the total amount of funding raised by the Company in the Rights Offering is equal to or in excess of $14,000,000.00.

2.03 The unsubscribed shares available for issuance to Standby Purchasers shall be allocated (to the extent any allocation thereof is necessary) as nearly as possible to each Standby Purchaser on a pro rata basis among the Standby Purchasers based upon the number of Standby Shares subscribed for by each such Standby Purchaser, after giving effect to the limitations set forth herein.

2.04 The Purchaser acknowledges and agrees that, notwithstanding anything to the contrary herein contained or implied, the Company will not issue to the Purchaser shares of Common Stock in an amount which when aggregated with other shares of Common Stock purchased in the Rights Offering by the Purchaser would cause the total amount invested in the Rights Offering by the Purchaser to exceed US$6,000,000.00.

3.   DELIVERY AND PAYMENT.

Upon receipt of notice from the Company as to the number of the Standby Shares as of the Expiration Date, the Purchaser agrees to pay for the Standby Shares on or before the third (3rd) business day following the Expiration Date, which date and time may be postponed by written agreement between the Purchaser and the Company (such date and time of delivery and payment for the Standby Shares being herein called the "Closing Date"). The Purchaser agrees that payment for the Standby Shares shall be delivered to the Company in cash or by check or bank draft drawn upon a U.S. bank or postal, telegraphic or express money order payable to the Company. The Company agrees to deliver stock certificates evidencing the Standby Shares to such location as the Purchaser shall reasonably designate within a reasonable period of time after receiving payment therefor.

4.   AGREEMENTS AND CONSENTS OF PURCHASER

The Purchaser agrees with the Company that the Company may rely upon and disclose the terms of this Agreement. Purchaser consents to disclosures concerning Purchaser in the Prospectus and the Registration Statement and in any related filing or disclosures of the Company.

5.   REPRESENTATIONS AND WARRANTIES OF COMPANY.

The Company represents and warrants to the Purchaser as follows:

5.01 FILINGS WITH THE COMMISSION. The Company has filed the Registration Statement with the Commission with respect to the Shares and the Registration Statement has been declared effective by the Commission.

5.02 AUTHORITY. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement; and this Agreement has been duly authorized, executed and delivered by the Company and, assuming due execution and delivery of this Agreement by the Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except: (A) as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); and (B) as rights to indemnity and contribution hereunder may be limited by federal or state securities law and/or public policy.

5.03 DUE ORGANIZATION. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.04 VALID ISSUANCE. The Shares, when issued and delivered by the Company after payment therefor as contemplated hereby, will be validly issued, fully paid and nonassessable.

5.05 NO VIOLATION. Except as otherwise stated in the Prospectus or contemplated thereby, the execution and delivery of this Agreement, the issuance and delivery of the Rights and the

Shares, the consummation of the Rights Offering and the consummation by the Company of the transaction contemplated in this Agreement, the Registration Statement and the Prospectus are not and will not result in violation of the Company's restated certificate of incorporation, bylaws, material agreements and applicable law.

5.06 COMPLETE REGISTRATION STATEMENT. The Registration Statement does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of circumstances under which they were made, not misleading.

6.  REPRESENTATIONS AND WARRANTIES OF PURCHASER.

The Purchaser represents and warrants to the Company as follows:

6.01 OWNERSHIP. As of the date of this Agreement, the Purchaser beneficially owns the number of shares of Common Stock set forth on the signature page and does not have any short positions in the Common Stock.

6.02 AUTHORITY. The Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement; and this Agreement has been duly authorized, executed and delivered by the Purchaser and, assuming due execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except: (A) as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); and (B) as rights to indemnity and contribution hereunder may be limited by federal or state securities laws and/or public policy.

6.03  DUE ORGANIZATION.

(A) If the Purchaser is an individual, the Purchaser has full power and authority to perform his or her obligations under this Agreement.

(B) If the Purchaser is a corporation, the Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, with corporate power and authority to perform its obligations under this Agreement.

(C) If the Purchaser is a trust, the trustee of the Purchaser has been duly appointed as trustee of the Purchaser with full power and authority to act on behalf of the Purchaser and to perform the obligations of the Purchaser under this Agreement.

(D) If the Purchaser is a partnership or limited liability company, the Purchaser is a partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, with full power and authority to perform its obligations under this Agreement.

6.04 NO VIOLATION. The execution, delivery and performance of this Agreement are not and will not result in violation of the Purchaser's certificate of incorporation, bylaws, material agreements and applicable law.

6.05 NO APPROVALS REQUIRED. The Purchaser is not required to obtain state, federal or foreign regulatory approvals, permits, licenses, or consents or waivers of other contractual or legal obligations in order to purchase its Standby Shares pursuant to Section 2 of this Agreement.

6.06 CASH RESOURCES. The Purchaser is not insolvent and has sufficient cash resources on hand to purchase the Standby Shares on the terms and conditions contained in this Agreement.

6.07 NO FEE OR COMMISSION. The Purchaser agrees that the Company is not required to pay any fee, commission or any other compensation to Purchaser as compensation for Purchaser's commitment hereunder.

6.08 NO CONTINGENCY. The Purchaser understands that its commitment under this Agreement is not contingent on the commitment of any other Rights Offering participant or on any minimum number of shares being issued in the Rights Offering other than as provided in 2.02.

6.09 NO AGREEMENTS WITH REGARD TO SHARES. The Purchaser has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or persons with respect to the securities of the Company, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

6.10 RESALE. The Purchaser acknowledges and agrees that the Company is issuing the Shares to the Purchaser in reliance on the rights offering prospectus exemption contained in National Instrument 45-101, and that, as a result, the Shares are subject to certain restrictions on resale in Canada. The Purchaser covenants and agrees that it will not resell any of the Shares in Canada, in contravention of such resale restrictions.

7.  COVENANT.

The Company agrees with the Purchaser that it shall at all times reserve and keep available for issue upon the exercise of the Rights such number of authorized but unissued shares of Common Stock deliverable upon the exercise of the Rights as will be sufficient to permit the exercise in full of all Rights issued.

8.  CONDITIONS TO OBLIGATIONS OF THE PURCHASER.

The obligations of the Purchaser to purchase the Standby Shares shall be subject to the performance by the Company of its obligations hereunder and to the following additional conditions:

8.01 TRUE AND CORRECT. The representations and warranties of the Company in this Agreement are true and correct in all material respects at and as of the Closing Date, with the same effect as if made at the Effective Date or on the Closing Date, as the case may be, and the Company has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

8.02 NO STOP ORDER. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceedings for that purpose have been instituted or, to the Company's knowledge, threatened.

9.   CONDITIONS TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company shall be subject to the performance by the Purchaser of its obligations hereunder and to the following additional conditions:

9.01 TRUE AND CORRECT. The representations and warranties of the Purchaser in this Agreement are true and correct in all material respects at and as of the Closing Date, with the same effect as if made at the Effective Date or on the Closing Date, as the case may be, and the Purchaser has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing Date.

9.02 INFORMATION. The Purchaser has received from the Company and has reviewed carefully a copy of the Prospectus as well as the public documents filed in connection therewith through the date hereof, and except as set forth in this Agreement and in the Prospectus, the Purchaser is not relying on any information other than information contained in this Agreement or the Prospectus.

10.  INDEMNIFICATION AND CONSTRUCTION.

10.01 INDEMNIFICATION BY THE COMPANY. The Company agrees that it shall indemnify and hold harmless the Purchaser from and against any and all loss, damage, liability, or expense including costs and reasonable attorneys' fees, that the foregoing may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by the Company herein, any breach of any of its representations and warranties or any failure on its part to fulfill any of the Company's covenants, agreements or obligations set forth herein.

10.02 INDEMNIFICATION BY THE PURCHASER. The Purchaser agrees that it shall indemnify and hold harmless the Company from and against any and all loss, damage, liability, or expense including costs and reasonable attorneys' fees, that the foregoing may incur by reason of, or in connection with, any misrepresentation, inaccurate statement or material omission made by the Purchaser herein, any breach of any of the Purchaser's representations and warranties or any failure on the Purchaser's part to fulfill any of the Purchaser's covenants, agreements or obligations set forth herein.

11.  TERMINATION.

Notwithstanding any other provision of this Agreement, either of the parties hereto may terminate this Agreement (i) if the transactions contemplated hereby are not consummated by June 30, 2003 through no fault of the Purchaser or (ii) in the event that the Company is unable to obtain any required approvals for the transactions contemplated hereby to be undertaken by it on conditions reasonably satisfactory to it despite its reasonable efforts to obtain such approvals.

12.  GENERAL PROVISIONS.

12.01 SUCCESSORS AND ASSIGNS. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the signatories hereto any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

12.02 GOVERNING LAW; VENUE. This Agreement shall be governed by and construed under the law of the Commonwealth of Massachusetts, disregarding any principles of conflicts of law that would otherwise provide for the application of the substantive law of another jurisdiction. The Company and the Purchaser each:
(A) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement shall be instituted exclusively in the Massachusetts District Court, Suffolk County, or in the United States District Court for the District of Massachusetts; (B) waives any objection to the venue of any such suit, action or proceeding and the right to assert that such forum is not a convenient forum; and (C) irrevocably consents to the jurisdiction of the Massachusetts District Court, Suffolk County, or the United States District Court for the District of Massachusetts in any such suit, action or proceeding. Each of the foregoing persons further agrees to accept and acknowledge service of any and all process that may be served in any such suit, action or proceeding in the Massachusetts District Court, Suffolk County, or in the United States District Court for the District of Massachusetts and agrees that service of process upon it mailed by certified mail to its address shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding.

12.03 COUNTERPARTS. This Agreement may be executed at different times and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.04 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

12.05 NOTICES. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing, shall be sent by facsimile to the party to be notified and shall be deemed effectively given upon personal delivery to the party to be notified, or four days after deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified. Any notice to either party shall be sent to their respective facsimile numbers and addresses set forth on the signature pages hereof, or at such other facsimile number or address as a party may designate by ten (10) days' advance written notice to the other party.

12.06 ENTIRE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. Any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the parties.

12.07 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, and the balance of the Agreement shall be interpreted as if such provision was so excluded and shall be enforceable in accordance with its terms. In addition, if any such provision, or any part thereof, is held to be unenforceable, the parties agree that the court, regulatory agency or other governmental body making such determination shall have the power to delete or add specific words or phrases, so that such provision shall then be enforceable to the fullest extent permitted by law.

12.08 NEUTRAL INTERPRETATION. This Agreement shall be construed in accordance with its intent and without regard to any presumption or any other rule requiring construction against the party causing the same to be drafted.

12.09 NO ASSIGNMENT. Unless otherwise provided for herein, this Agreement may not be assigned or otherwise transferred without the prior written consent of the other party.

                           [SIGNATURE PAGE TO FOLLOW]

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 22nd day of May 2003.

THE "COMPANY"                                    ADDRESS

V.I. Technologies, Inc.,                         134 Coolidge Avenue
a Delaware corporation                           Watertown, Massachusetts 02472
                                                 Facsimile:  617-923-2276



By:  /s/  Thomas T. Higgins
    -------------------------
    Name:  Thomas T. Higgins
    Title: Chief Financial Officer



THE "PURCHASER"                                  ADDRESS

Precision Pharma Services, Inc.                  155 Duryea Road
                                                 Melville, NY 11747



By:  /s/  James A. Moose
    -------------------------
    Name:  James A. Moose
    Title: President

Number of shares of common stock Purchaser agrees to purchase (see Section
2.02):

5,882,353 (five million eight hundred eighty two thousand three hundred fifty three)

Number of shares of common stock beneficially owned by Purchaser as of the date of this Agreement (see Section 6.01):

None

                                    EXHIBIT C

                        PRECISION PHARMA SERVICES, INC.
                SECOND AMENDMENT AND WAIVER TO CREDIT AGREEMENT

     This Second Amendment and Waiver to Credit Agreement (herein, the "Amendment") is entered into as of June 2, 2003, between Precision Pharma Services, Inc. a Delaware corporation (the "Company"), and Harris Trust and Savings Bank (the "Bank").

                             PRELIMINARY STATEMENTS

     A. The Company and the Bank are parties to that certain Credit Agreement dated as of August 31, 2001, as amended (the "Credit Agreement"). All capitalized terms used herein without definition shall have the same meanings herein as such terms have in the Credit Agreement.

     B. The Company has requested that the Bank waive certain financial covenants in default as of March 31, 2003, extend an additional $3,000,000 term loan to the Company, permit the Company's investment in V.I. Technologies, Inc., amend certain financial covenants, and make certain other amendments to the Credit Agreement, and the Bank is willing to do so under the terms and conditions set forth in this Amendment.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. WAIVER.

     The Company has advised the Bank that as of March 31, 2003, the Company was not in compliance with the minimum Debt Service Coverage Ratio requirement set forth in Section 8.9 of the Credit Agreement and the minimum Net Worth requirement set forth in Section 8.10 of the Credit Agreement. At the Company's request, the Bank hereby waives the Company's non-compliance with Sections 8.9 (Debt Service Coverage Ratio) and 8.10 (Net Worth) of the Credit Agreement for, and only for, the period ending March 31, 2003, provided that such waiver shall not become effective unless and until all of the conditions precedent set forth in Section 3 below have been satisfied.

SECTION 2. AMENDMENTS.

     Subject to the satisfaction of the conditions precedent set forth in
Section 2 below, the Credit Agreement shall be and hereby is amended as follows:

          2.1. Section 1.1 of the Credit Agreement (The Credits) shall be amended by adding a new Section 1.6 which shall read as follows:

               Section 1.6. Term Loan Two. Subject to the terms and conditions hereof, the Bank agrees to make a loan
               (the "Term Loan Two") to the Company in a single disbursement in the amount of

     $3,000,000 on or before June 3, 2003, at which time the commitment of the Bank to make Term Loan Two shall expire. Term Loan Two shall be made against and evidenced by a single promissory note of the Company in the form (with appropriate insertions) attached hereto as Exhibit B-1 (the "Term Note Two") payable to the order of the Bank in the principal amount of $3,000,000. Term Note Two shall be dated the date of issuance thereof and be expressed to bear interest as set forth in
     Section 2 hereof (with the interest rate options and Applicable Margin applicable to the Term Note to also be applicable to this Term Note
     Two). Term Note Two, and the Term Loan Two evidenced thereby, shall mature in a single installment due on the Termination Date, the final maturity thereof.

     2.2. Section 3.9 of the Credit Agreement (Voluntary Prepayments) shall be amended by adding a new subsection (c) immediately at the end thereof which shall read as follows:

          (c) Term Note Two. Notwithstanding anything to the contrary contained herein or in Term Note Two, no voluntary prepayments shall be permitted with respect to Term Note Two except that (i) to the extent the Company sells all or any part of the Vitex Minority Interest, the net cash proceeds received by the Company on account of such sale may be applied at such time as a voluntary prepayment of all or any part of the principal owing on Term Note Two (it being acknowledged and agreed that the right of recovery against the Ampersand Guaranty shall be reduced at such time dollar-for-dollar by the principal amount of Term Note Two so prepaid) and
     (ii) Term Note Two may be voluntarily prepaid in whole in connection with the prepayment of all outstanding Obligations and termination of this Agreement and any remaining commitments to extend credit hereunder.

     2.3. Subsection (c) of Section 3.10 of the Credit Agreement (Mandatory Prepayments) shall be amended and restated in its entirety to read as follows:

          (c) The Company covenants and agrees that concurrently with any termination of the Revolving Credit Commitment in whole (including any such termination on the Termination Date), the Company shall prepay the Term Note and Term Note Two in full accompanied by (i) accrued and unpaid interest on the Term Note and Term Note Two to the date of prepayment and
     (ii) all other amounts due on the Obligations.

     2.4 Subsection (f) of Section 3.10 of the Credit Agreement (Mandatory Prepayments) shall be amended and restated in its entirety to read as follows:

          (f) If on or before June 30, 2004, (i) the Bayer Contract is not extended beyond the Termination Date on terms and conditions satisfactory in form and substance to the Bank and
     (ii) the Company has not entered into one or more replacement processing contracts with third parties that extend beyond the Termination Date on terms and conditions satisfactory in form and substance to the Bank, then in the event both of the conditions specified in clauses (i) and (ii) above have occurred (unless otherwise agreed to by the Bank) the Revolving Credit Commitment shall immediately terminate and all outstanding Obligations (including, without limitation, all principal of and accrued interest on the Notes) shall forthwith be due and payable without further demand, presentment, protest or notice of any kind and the Company shall immediately pay to the Bank the full amount then available for drawing under each Letter of Credit (the Company agreeing to immediately make such payment on the date the Revolving Credit Commitment is so terminated and acknowledging and agreeing that the Bank would not have an adequate remedy at law for the failure by the Company to honor any such demand and that the Bank shall have the right to require the Company to specifically perform such undertaking whether or not any drawings or other demands for payment have been made under any of the Letters of Credit. Any prepayment of the Obligations and termination of the Revolving Credit Commitment made pursuant to this Section 3.10(f) shall not be subject to the prepayment premium contained in Section 3.7 hereof.

     2.5 Section 4.1 of the Credit Agreement (Collateral) shall be amended by adding the following additional sentence at the end thereof:

     Unless otherwise required by the Bank, Term Note Two need not be secured by the Mortgage.

     2.6  Section 4 of the Credit Agreement shall be amended by adding a new
Section 4.4 at the end thereof which shall read as follows:

          Section 4.4 Guaranty. The payment and performance of the Term Note Two shall be guaranteed by Ampersand 2001 Limited Partnership ("Ampersand 2001") pursuant to a Guaranty in form and substance satisfactory to the Bank with a right of recovery thereon of not less than $3,000,000 in principal plus interest and costs of collection and enforcement as more fully provided for therein (the "Ampersand Guaranty").

     2.7 Section 5.1 of the Credit Agreement (Definitions) shall be amended by adding the following definition in appropriate alphabetical order.

          "Ampersand 2001" is defined in Section 4.4 hereof.

          "Ampersand Guaranty" is defined in Section 4.4 hereof.

          "Term Loan Two" is defined in Section 1.6 hereof.

          "Term Note Two" is defined in Section 1.6 hereof.

          "Vitex Minority Interest" is defined in Section 8.14(f) hereof.

     2.8 Section 5.1 of the Credit Agreement (Definitions) shall be further amended by amending and restating the definition of "Debt Service Coverage Ratio," "Loans," "Loan Documents," "Net Worth," and "Notes" in their entirety and read as follows:

          "Debt Service Coverage Ratio" means, at any time the same is to be determined, the ratio of (a) EBITDA for the four then most recently completed fiscal quarters of the Company less the sum of
     (i) unfinanced capital expenditures (as determined in accordance with GAAP) made by the Company and its Subsidiaries during such period to the extent not financed with proceeds of Indebtedness for Borrowed Money, plus (ii) federal, state and local income taxes payable in cash during such period, plus (iii) Restricted Payments made in cash during such period, to (b) Debt Service during the same four fiscal quarters then ended. For the purpose of calculating the Debt Service Coverage Ratio, EBITDA shall be calculated without giving effect to (x) any non-cash charges or write-downs incurred by the Company solely with respect to its Plasma SD/Universal Plasma Business and (y) any non-cash gains or losses with respect to the Vitex Minority Interest.

          "Loans" means and includes the Revolving Credit Loans, the Term Loan, and Term Loan Two.

          "Loan Documents" means this Agreement, the Notes, the Applications, the Collateral Documents, the Ampersand Guaranty, and each other instrument or document to be delivered hereunder or thereunder or otherwise in connection therewith.

          "Net Worth" means, as of any time the same is to be determined, the total shareholders' equity (including capital stock, additional paid-in-capital and retained earnings after deducting treasury stock, but excluding minority interests in Subsidiaries) which would appear on the balance sheet of the Company and its

     Subsidiaries determined on a consolidated basis in accordance with GAAP, without giving effect to (x) any non-cash charges or write-downs incurred by the Company solely with respect to its Plasma SD/Universal Plasma Business and (y) any gain or loss resulting from carrying the Vitex Minority Interest.

          "Notes" means and includes the Revolving Credit Note, the Term Note, and Term Note Two.

     2.9. Section 8.9 of the Credit Agreement (Debt Service Coverage Ratio) shall be amended and restated in its entirety to read as set forth below:

          Section 8.9. Debt Service Coverage Ratio. As of the last day of each fiscal quarter of the Company specified below, the Company shall not permit the Debt Service Coverage Ratio for the four (4) fiscal quarters then ended to be less than:

              FISCAL QUARTER ENDING              DEBT SERVICE COVERAGE
                   ON OR ABOUT                      RATIO SHALL NOT
                                                     BE LESS THAN:

                     6/30/03                           1.00 to 1

               9/30/03 and each fiscal                 1.10 to 1
              quarter ending thereafter

     2.10. Section 8.14 of the Credit Agreement (Investments, Acquisitions, Loans, Advances, and Guaranties) shall be amended by striking the word "and" appearing after subsection (d) therein, striking the period appearing at the end of subsection (e) therein and inserting therefor a semicolon followed by the word "and", and inserting a new subsection (f) which shall read as follows:

          (f) investment by the Company in Vitex in the aggregate amount of $6,000,000 acquired pursuant to the terms of that certain Standby Purchase Agreement dated as of May 22, 2003, between Vitex and the Company (the "Vitex Minority Interest").

     2.11. Section 9.1 of the Credit Agreement (Events of Default) shall be amended by striking the period appearing after subsection (s) therein and inserting therefor a semicolon followed by the word "or", and inserting a new subsection (t) which shall read as follows:

          (t) Ampersand 2001 shall terminate, breach, repudiate, or disavow the Ampersand Guaranty or any part thereof, or any event of the type specified in Sections 9.1(g), 9.1(h), 9.1(i), 9.1(j), 9.1(k), 9.1(r), or 9.1(s)
     hereof shall occur with regard to

          Ampersand (with the amount of $50,000 referred to in Sections 9.1(g), 9.1(h), and 9.1(i) being increased to $500,000 with respect to the Ampersand 2001 under this subsection (t)).

          2.12. Section 9.2 of the Credit Agreement (Non-Bankruptcy Defaults) shall be amended by restating the introductory phrase of that Section in its entirety to read as set forth below:

          When any Event of Default described in subsection (a) through (q), both inclusive, or in subsection (t) of Section 9.1 has occurred and is continuing, the Bank may, by notice to the Company, take one or more of the following actions:

          2.13. The Credit Agreement shall be further amended by adding a new Exhibit B-1 which shall read as set forth on Exhibit B-1 attached hereto and made a part hereof.

SECTION 3. CONDITIONS PRECEDENT.

     The effectiveness of this Amendment is subject to the satisfaction of all of the following conditions precedent:

          3.1. The Company and the Bank shall have executed and delivered this Amendment.

          3.2. The Company shall have executed and delivered to the Bank Term Note Two in the form attached hereto as Exhibit B-1.

          3.3. Ampersand shall have executed and delivered to the Bank the Ampersand Guaranty.

          3.4. The Company shall have delivered true and correct copies of (a) amendments to the obligations of Vitex owing to the American Red Cross, (b) amendments to the obligations of the Company owing to Vitex, and (c) the Standby Purchase Agreement between the Company and Vitex with respect to the Vitex Minority Interest.

          3.5. Legal matters incident to the execution and delivery of this Amendment, Term Note Two, and the Ampersand Guaranty shall be satisfactory to the Bank and its counsel. Without limiting the foregoing, the Bank shall have received (a) certified resolutions of the Board of Directors of the Company and of Ampersand (or the equivalent thereof) authorizing the execution, delivery, and performance of this Amendment, Term Note Two, and the Ampersand Guaranty, as appropriate, together with an incumbency certificate of each officer authorized hereby to execute and deliver such documents and act on behalf of the Company or Ampersand, as the case may be, (b) a good standing certificates for the Company and for Ampersand from the Secretary of the State of Delaware and, in the case of the Company, New York, and (c) an opinion of counsel to the Company and to Ampersand with respect to their existence, power and authority to execute, deliver, and perform their obligations under the Credit Agreement as amendment by this Amendment, Term Note Two, and the Ampersand Guaranty, as relevant, the enforceability of such documents against them, the absence of any conflicts, the absence of any material litigation, and such other matters as the Bank may require, each of the foregoing to be in form and substance reasonably satisfactory to the Bank.

SECTION 4.     REPRESENTATIONS.

     In order to induce the Bank to execute and deliver this Amendment, the Company hereby represents to the Bank that as of the date hereof, after giving effect to the waivers set forth in Section 1 above, the representations and warranties set forth in Section 6 of the Credit Agreement are and shall be and remain true and correct (except that the representations contained in Section
6.5 shall be deemed to refer to the most recent financial statements of the Company delivered to the Bank) and the Company is in compliance with the terms and conditions of the Credit Agreement and no Default or Event of Default exists under the Credit Agreement or shall result after giving effect to this Amendment.

     The Company also hereby represents and warrants to the Bank that Term Loan Two, and all amounts from time to time owing to the Bank in respect thereof, constitute "Harris Obligations" under the terms of, and entitled to all of the benefits provided for in, the Bayer Intercreditor Agreement (including all "Collateral" described therein) and no certificate is required to be delivered by the Company to Bayer Corporation under Section 4.2 of the Bayer Intercreditor Agreement in respect of the increase in the principal amount of the "Harris Obligations" resulting from the making of Term Loan Two.

SECTION 5.     MISCELLANEOUS.

     5.1 The Company heretofore executed and delivered to the Bank the Security Agreement, the Mortgage and the Assignment of Agreements and certain other Collateral Documents. Pursuant to the Security Agreement, the Company acknowledges that the Bank has a security interest in the Vitex Minority Interest and agrees to promptly deliver to the Bank all certificates evidencing the Vitex Minority Interest and duly executed stock powers therefor. The
Company hereby acknowledges and agrees that the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby, and the Collateral Documents and the rights and remedies of the Bank thereunder, the obligations of the Company thereunder, and the Liens created and provided for thereunder remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.

     5.2 Except as specifically amended herein, the Credit Agreement shall continue in full force and effect in accordance with its original terms. Reference to this specific Amendment need not be made in the Credit Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

     5.3 The Company agrees to pay on demand all costs and expenses of or incurred by the Bank in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Bank.

     5.4 This Amendment may be executed in any number of counterparts, and by the different parties on different counterpart signature pages, all of which taken together shall constitute one and the same agreement. Any of the parties hereto may execute this Amendment by signing any such counterpart and each of such counterparts shall for all purposes be deemed to be an original. This Amendment shall be governed by the internal laws of the State of Illinois.

                           [SIGNATURE PAGE TO FOLLOW]

     This Second Amendment and Waiver to Credit Agreement is entered into as of the date and year first above written.

                                        PRECISION PHARMA SERVICES, INC.


                                        By  /s/ James A. Moose
                                          --------------------------------------
                                          Name  James A. Moose
                                              ----------------------------------
                                          Title  President & CEO
                                               ---------------------------------

     Accepted and agreed to.

                                        HARRIS TRUST AND SAVINGS BANK


                                        By  /s/ William P. Robin
                                          --------------------------------------
                                          Name  William P. Robin
                                              ----------------------------------
                                          Title  V.P.
                                               ---------------------------------

                                  EXHIBIT B-1

                        PRECISION PHARMA SERVICES, INC.
                                 TERM NOTE TWO

$3,000,000.00                                                  Chicago, Illinois
                                                                    June 2, 2003

     FOR VALUE RECEIVED, the undersigned, PRECISION PHARMA SERVICES, INC., a Delaware corporation (the "Company"), hereby promises to pay to the order of HARRIS TRUST AND SAVINGS BANK (the "Bank") at its office at 111 West Monroe Street, Chicago, Illinois, the principal sum of Three Million and No/100
Dollars ($3,000,000.00) on the Termination Date, the final maturity date hereof.

     This Note evidences Term Loan Two made to the Company by the Bank under that certain Credit Agreement dated as of August 13, 2001, as amended, between the Company and the Bank (said Credit Agreement, as the same may be amended, modified or restated from time to time, being referred to herein as the "Credit Agreement"), and the Company hereby promises to pay interest at the office specified above on the outstanding principal balance of Term Loan Two evidenced hereby at the rates and at the times and in the manner specified therefor in the Credit Agreement.

     This Note is issued by the Company under the terms and provisions of the Credit Agreement and is secured by, among other things, the Collateral Documents, and this Note and the holder hereof are entitled to all of the benefits and security provided for thereby or referred to therein, to which reference is hereby made for a statement thereof. This Note may be declared to be, or be and become, due prior to its expressed maturity, voluntary prepayments may be made hereon, and certain prepayments are required to be made hereon, all in the events, on the terms and with the effects provided in the Credit Agreement and this Note. Without limiting the foregoing, the Company promises to repay the principal of and interest on this Note in full upon termination of the Revolving Credit Commitment pursuant to Section 3.10(c) of the Credit Agreement. All capitalized terms used herein without definition shall have the same meanings herein as such terms are defined in the Credit Agreement.

     The Company hereby promises to pay all reasonable costs and expenses (including reasonable attorneys' fees) suffered or incurred by the holder hereof in collecting this Note or enforcing any rights in any collateral therefor. The Company hereby waives presentment for payment and demand. THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE INTERNAL LAWS OF THE STATE OF ILLINOIS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS.

                                        PRECISION PHARMA SERVICES, INC.



                                        By  /s/ James A. Moose
                                          -----------------------------

                                          Name  James A. Moose
                                              -------------------------

                                          Title  President & CEO
                                               ------------------------

                                    EXHIBIT D

                                    GUARANTY

     For value received and in consideration of advances made or to be made, or credit given or to be given, or other financial accommodation afforded or to be afforded to Precision Pharma Services, Inc. (hereinafter designated as "Borrower"), by Harris Trust and Savings Bank, Chicago, Illinois (hereinafter called the "Bank"), the undersigned hereby guarantees the full and prompt payment to the Bank when due and all times thereafter of the principal of and interest on that certain Term Note Two dated June 2, 2003, made by the Borrower payable to the order of the Bank in the principal amount of $3,000,000, and all promissory notes issued, in whole or in part, in extension or renewal thereof or in substitution or replacement therefor, as each of the foregoing may from time to time be amended or modified (collectively, the "Note")(hereinafter being collectively referred to as the "Indebtedness"); and the undersigned further agrees to pay all expenses, legal and/or otherwise (including court costs and reasonable attorneys' fees), paid or incurred by the Bank in endeavoring to collect the Indebtedness, or any part thereof, and in protecting, defending or enforcing this guaranty in any litigation, bankruptcy or insolvency proceedings or otherwise. The liability of the undersigned hereunder is limited to Three Million Dollars ($3,000,000)(the "Maximum Principal Amount") plus interest on the Note and all expenses hereinbefore mentioned. The Maximum Principal Amount shall be reduced by the amount of payments made hereunder by the undersigned in respect of the principal amounts guaranteed hereby and by the amount of voluntary prepayments of principal made on the Note in accordance with the terms and conditions of Section 3.9(c) of the Credit Agreement dated as of August 13, 2001, as amended, between the Borrower and the Bank (the "Credit Agreement").

     The undersigned further acknowledges and agrees with the Bank that:

     1. This guaranty is a continuing, absolute and unconditional guaranty, and shall remain in full force and effect until the Note, both for principal and interest, and all expenses hereinbefore mentioned have been paid in full. The dissolution of the undersigned shall not terminate this guaranty until notice of such dissolution shall have been actually received by the Bank, nor until all of the Indebtedness created or existing before receipt of such notice shall be fully paid. The granting of credit from time to time by the Bank to the Borrower in excess of the amount to which the right of recovery under this guaranty is limited and without notice to the undersigned, is hereby also authorized and shall in no way effect or impair this guaranty.

     2. In case of the dissolution, liquidation or insolvency (howsoever evidenced) of, or the institution of bankruptcy or receivership proceedings against the Borrower or the undersigned, all of the Indebtedness then existing shall, at the option of the Bank in accordance with the Credit Agreement, immediately become due or accrued and payable from the undersigned. All payments received by the Bank from the Borrower or on account of the Indebtedness from whatsoever source shall be taken and applied as payment in gross, and this guaranty shall apply to and secure any ultimate balance that shall remain owing to the Bank.

     3. The liability hereunder shall in no wise be affected or impaired (and the Bank is hereby authorized to make from time to time, without notice to anyone), any sale, pledge, surrender, compromise, settlement, release, renewal, extension, indulgence, alteration, substitution, exchange, change in, modification or other disposition of any of the Indebtedness, either express or implied, or of any contract or contracts evidencing any of the Indebtedness, or of any security or collateral therefor. The liability hereunder shall in no wise be affected or impaired by any acceptance by the Bank of any security for or other guarantors upon any of the Indebtedness, or by any failure, neglect or omission on the part of the Bank to realize upon or protect any of the Indebtedness, or any collateral or security therefor, or to exercise any lien upon or right of appropriation of any moneys, credits or property of the Borrower, possessed by the Bank, toward the liquidation of the Indebtedness, or by any application of payments or credits thereon (except for reductions in the Maximum Principal Amount in respect of voluntary prepayments of the Note made under and in accordance with Section 3.9(c) of the Credit Agreement as set forth in the introductory paragraph of this guaranty). Except for voluntary prepayments of the Note made under and in accordance with Section 3.9(c) of the Credit Agreement, the Bank shall have the exclusive right to determine how, when and what application of payments and credits, if any, shall be made on the Indebtedness, or any part thereof. In order to hold the undersigned liable hereunder, there shall be no obligation on the part of the Bank, at any time, to resort for payment to the Borrower or to any other guaranty, or to any other persons or corporations, their properties or estates, or resort to any collateral, security, property, liens or other rights or remedies whatsoever, and the Bank shall have the right to enforce this guaranty irrespective of whether or not other proceedings or steps seeking resort to or realization upon or from any of the foregoing are pending.

     4. All diligence in collection or protection, and all presentment, demand, protest and/or notice, as to any and everyone, whether or not the Borrower or the undersigned or others, of dishonor and of default and of non-payment and of the creation and existence of any and all of the Indebtedness, and of any security and collateral therefor, and of the acceptance of this guaranty, and of any and all extensions of credit and indulgence hereunder, are waived. No act of commission or omission of any kind, or at any time, upon the part of the Bank in respect to any matter whatsoever, shall in any way affect or impair this guaranty.

     5. The undersigned will not exercise or enforce any right of exoneration, contribution, reimbursement, recourse or subrogation available to the undersigned against any person liable for payment of the Indebtedness, or as to any security therefor, unless and until the full amount owing to the Bank on the Indebtedness has been paid and the payment by the undersigned of any amount pursuant to this guaranty shall not in any wise entitle the undersigned to any right, title or interest (whether by way of subrogation or otherwise) in and to any of the Indebtedness or any proceeds thereof or any security therefor unless and until the full amount owing to the Bank on the Indebtedness has been paid.

     6. The Bank may, without any notice whatsoever to any one, sell, assign or transfer all of the Indebtedness, or any part thereof, or grant participations therein, and in that event each and every immediate and successive assignee, transferee, or holder of or participant in all or any part of the Indebtedness, shall have the right to enforce this guaranty, by suit or otherwise, for the benefit of such assignee, transferee, holder or participant, as fully as if such assignee, transferee, holder or participant were herein by name specifically given such rights, powers and benefits; but the Bank shall have an unimpaired right to enforce this guaranty for the benefit of the Bank or any such participant, as to so much of the Indebtedness that it has not sold, assigned or transferred.

     7. The undersigned waives any and all defenses, claims and discharges of the Borrower, or any other obligor, pertaining to the Indebtedness, except the defense of discharge by payment in full. Without limiting the generality of the foregoing, the undersigned will not assert, plead or enforce against the Bank any defense of waiver, release, discharge in bankruptcy, statute of limitations, res judicata, statute of frauds, anti-deficiency statute, fraud, incapacity, minority, usury, illegality or unenforceability which may be available to the Borrower or any other person liable in respect of any of the Indebtedness, or any setoff available against the Bank to the Borrower or any such other person, whether or not on account of a related transaction. The undersigned agrees that the undersigned shall be and remain liable for any deficiency remaining after foreclosure of any mortgage or security interest securing the Indebtedness, whether or not the liability of the Borrower or any other obligor for such deficiency is discharged pursuant to statute or judicial decision.

     8. If any payment applied by the Bank to the Indebtedness is thereafter set aside, recovered, rescinded or required to be returned for any reason (including, without limitation, the bankruptcy, insolvency or reorganization of the Borrower or any other obligor), the Indebtedness to which such payment was applied shall for the purposes of this guaranty be deemed to have continued in existence, notwithstanding such application, and this guaranty shall be enforceable as to such of the Indebtedness as fully as if such application had never been made.

     9. Any invalidity or unenforceability of any provision or application of this guaranty shall not affect other lawful provisions and applications hereof, and to this end the provisions of this guaranty are declared to be severable. This guaranty shall be construed according to the law of the State of Illinois, in which State it shall be performed by the undersigned and may not be waived, amended, released or otherwise changed except by a writing signed by the Bank.

     10. This guaranty and every part thereof shall be effective upon delivery to the Bank, without further act, condition or acceptance by the Bank, shall be binding upon the undersigned, and upon the heirs, legal representatives, successors and assigns of the undersigned, and shall inure to the benefit of the Bank, its successors, legal representatives and assigns. The undersigned waives notice of the Bank's acceptance hereof.

     11. The undersigned hereby represents and warrants to, and covenants and agrees with, the Bank that: (a) it is a duly organized and validly existing limited partnership in good standing under the laws of the State of Delaware and has the power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage; (b) it has the power and authority to execute, deliver and carry out the terms and provisions of this guaranty and has taken all necessary action to authorize the execution, delivery and performance of this guaranty; (c) it has duly executed and delivered this guaranty and this guaranty constitutes the legal, valid and binding agreement of the undersigned enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles (regardless of whether enforcement is sought in equity or at law); (d) neither the execution, delivery and performance by the undersigned of this guaranty nor compliance with the terms and provisions thereof (i) will contravene any provision of any law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality applicable to the undersigned or its properties and assets, (ii) will conflict with or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any lien upon any of the property or assets of the undersigned pursuant to the terms of any promissory note, bond, debenture, indenture, mortgage, deed of trust, credit or loan agreement, or any other material agreement or other instrument, to which the undersigned is a party or by which it or any of its property or assets are bound or to which it may be subject other than liens granted in favor of the Bank, except for any such conflict or default which would not have a material adverse effect on the financial condition, property, business or operations of the undersigned or (iii) will violate any provision of the partnership agreement of the undersigned; (e) no order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize or is required as a condition to (i) the execution, delivery and performance by the undersigned of this guaranty, or (ii) the legality, validity, binding effect or enforceability of this guaranty; and (f) there are no actions, suits or proceedings pending or, to, the knowledge of the undersigned, threatened with respect to the undersigned which question the validity or enforceability of this guaranty, or of any action to be taken by the undersigned pursuant to this guaranty.

     SIGNED AND DELIVERED by the undersigned, at Chicago, Illinois, this 2nd day of June, 2003. THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS GUARANTY AS OF THE TIME OF EXECUTION.

                                     AMPERSAND 2001 LIMITED PARTNERSHIP

                                     By AMP-01 Management Company Limited
                                        Liability Company, its general partner


                                     By /s/ Stuart A. Auerbach
                                        ---------------------------------------
                                        Stuart A. Auerbach, its Managing Member


                                     Address:

                                     ------------------------------------------

                                     ------------------------------------------

                                                                       Exhibit E

                             PARTICIPATION AGREEMENT

     This Participation Agreement, dated as of June __, 2003 (this "Agreement"), is by and among AMPERSAND 2001 LIMITED PARTNERSHIP (the "Guarantor Fund"), AMPERSAND 2001 COMPANION FUND LIMITED PARTNERSHIP, AMPERSAND 1999 LIMITED PARTNERSHIP and AMPERSAND 1999 COMPANION FUND LIMITED PARTNERSHIP (collectively, the "Participants").

RECITALS

     WHEREAS, the Guarantor Fund has agreed to guarantee certain indebtedness of Precision Pharma Services, Inc. (the "Borrower") to Harris Trust and Savings Bank pursuant to the terms and conditions of that certain Guaranty executed June 2, 2003 and attached hereto as Exhibit A (the "Guaranty");

     WHEREAS, each of the Participants holds an equity interest in the Borrower and desires to indemnify the Guarantor Fund ratably in accordance with such Participant's pro rata share of the obligations of the Guarantor Fund under the Guaranty (the "Guarantor Fund Obligations");

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. Indemnification of the Guarantor Fund Obligations; Participation in Payments. Subject to the terms and conditions of this Agreement and effective retroactively to and simultaneously with the issuance of the Guaranty, each Participant hereby agrees to indemnify and hold harmless the Guarantor Fund, without recourse, representation or warranty (except as otherwise set forth herein), against the percentage of the Guarantor Fund Obligations set forth opposite such Participant's name below, and the Guarantor Fund sells to such Participant, without recourse, representation or warranty (except as otherwise set forth herein) a participation interest in any amounts received by the Guarantor Fund from the Borrower in respect of any right of subrogation, reimbursement or contribution of the Guarantor Fund arising by reason of any payment by the Guarantor Fund of any Guarantor Fund Obligation proportionate to any indemnification payments made by such Participant to the Guarantor Fund hereunder.

          Ampersand 2001 Companion Fund Limited Partnership      00.625%

          Ampersand 1999 Limited Partnership                     36.750%

          Ampersand 1999 Companion Fund Limited Partnership      00.750%

     2. Representations and Warranties of the Guarantor Fund. The Guarantor Fund hereby represents and warrants to each Participant that:

        (a) Power and Authority. The Guarantor Fund is an entity duly organized, validly existing and in good standing, with full power and authority to execute, deliver and perform its obligations under the Guaranty and this Agreement, and this Agreement has been duly and validly authorized, executed and delivered by the Guarantor Fund.

        (b) Non-Contravention. Neither the execution, delivery and performance of the Guaranty nor this Agreement by the Guarantor Fund, nor the transfer of rights to the Participants in the event of payments of the Guarantor Fund Obligations by such Participants hereunder, violates, has resulted or will result in a breach of any of, or constitute a default (or an event which with or without notice and/or lapse of time would constitute a default) under, the Guaranty, the Guarantor Fund's organizational documents, or any agreement or instrument to which the Guarantor Fund is a party or by which it is bound, or any statute, order, rule or regulation of any court or other governmental authority applicable to it.

        (c) Enforceability. This Agreement is the legal, valid and binding obligation of the Guarantor Fund, enforceable against the Guarantor Fund in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors' rights generally, moratorium laws from time to time in effect, and by equitable principles restricting the availability of equitable remedies.

     3. Representations and Warranties of the Participants. Each Participant hereby represents and warrants to the Guarantor Fund that:

        (a) Power and Authority: No Conflict. The Participant is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with full power and authority to execute, deliver and perform its obligations under this Agreement, including all documents executed in connection herewith, and to assume its respective share of the Guarantor Fund Obligations from the Guarantor Fund. This Agreement has been duly and validly authorized, executed and delivered by the Participant.

        (b) Non-Contravention. Neither the execution, delivery and performance of this Agreement by the Participant, nor the indemnification by the Participant against its pro rata share of the Guarantor Fund Obligations hereunder, violates, has resulted or will result in a breach of any provision of, or constitute a default (or an event which with or without notice and/or lapse of time would constitute a default) under, the Participant's organizational documents or any agreement or instrument to which the Participant is a party or by which it is bound, or any statute, order, rule or regulation of any court or other governmental authority applicable to it.

        (c) Enforceability. This Agreement is the legal, valid and binding obligation of the Participant, enforceable against the Participant in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization and similar laws affecting creditors' rights generally, moratorium laws from time to time in effect, and by equitable principles restricting the availability of equitable remedies.

     4. Payment of the Guarantor Fund Obligations. Each Participant shall, on demand, immediately reimburse the Guarantor Fund for such Participant's pro rata share (as set forth in Section 1 above) of any and all costs, expenses, disbursements, indemnification claims or other amounts which may be incurred or made by the Guarantor Fund in connection with the Guarantor Fund Obligations.

     5. Costs and Expenses. Each Participant shall bear its pro rata share (as set forth in Section 1 above) of the Guarantor Fund's costs, out-of-pocket fees and expenses, including attorneys' fees, incurred in connection with the Guaranty and this Agreement.

     6. Principal Obligor. Nothing herein shall be construed to alter, diminish or relieve the Guarantor Fund from its obligations under the Guaranty, and the Guarantor Fund acknowledges that notwithstanding anything to the contrary in this Agreement, the Guarantor Fund is and remains primarily obligated on the Guaranty.

     6. Miscellaneous.

        (a) Successors and Assigns. This Agreement, including, without limitation, the representations, warranties, covenants and agreements contained herein (i) shall inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns and transferees, and (ii) shall be binding upon and enforceable against the parties hereto and their respective successors, assigns and transferees.

        (b) Further Assurances. Each of the parties hereto agrees to execute and deliver, or cause to be executed and delivered, all such instruments, and to take all such action, as the other party may reasonably request in order to effectuate the intent and purposes of, and to carry out the terms of, this Agreement.

        (c) Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all of which together shall constitute one agreement binding all of the parties hereto.

        (d) Amendments: Waivers.

            (i) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Guarantor Fund and each Participant, and no waiver of any provision of this Agreement, nor consent to any departure by the Guarantor Fund or any Participant therefrom, shall be effective unless it is in writing and signed by the other parties hereto, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

            (ii) No failure on the part of any party to exercise, and no delay in exercising, any right hereunder or under any related document shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder or under any other related document preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein and in other related documents (A) are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law, and (B) are not conditional or contingent on any attempt by such party to exercise any of its rights under any other related document against the other party or any other entity.

        (e) Governing Law. This Agreement shall be construed and the obligation of the parties hereunder shall be determined in accordance with the laws of The Commonwealth of Massachusetts (without regard to any conflict of laws provisions thereof).

     IN WITNESS WHEREOF, the Guarantor Fund and each Participant has executed this Agreement as of the date first set forth above by its respective duly authorized officer.


                                            "GUARANTOR FUND"

                                            AMPERSAND 2001 LIMITED PARTNERSHIP

                                            By:      AMP-01 MANAGEMENT COMPANY
                                                     LIMITED LIABILITY COMPANY,
                                                     Its general partner


                                            By:
                                               ---------------------------------
                                                  Name: Stuart A. Auerbach
                                                  Title: Managing Member



                                            "PARTICIPANTS"

                                            AMPERSAND 2001 COMPANION FUND
                                            LIMITED PARTNERSHIP

                                            By:      AMP-01 MANAGEMENT COMPANY
                                                     LIMITED LIABILITY COMPANY,
                                                     Its general partner


                                            By:
                                               ---------------------------------
                                                  Name: Stuart A. Auerbach
                                                  Title: Managing Member


                                            AMPERSAND 1999 LIMITED PARTNERSHIP

                                            By:      AMP-99 MANAGEMENT COMPANY
                                                     LIMITED LIABILITY COMPANY,
                                                     Its general partner


                                            By:
                                               ---------------------------------
                                                  Name: Stuart A. Auerbach
                                                  Title: Managing Member

                                            AMPERSAND 1999 COMPANION FUND
                                            LIMITED PARTNERSHIP

                                            By:      AMP-99 MANAGEMENT COMPANY
                                                     LIMITED LIABILITY COMPANY,
                                                     Its general partner


                                            By:
                                               ---------------------------------
                                                  Name: Stuart A. Auerbach
                                                  Title: Managing Member